Mark T. Bettencourt	Goodwin Procter LLP
617.570.1091	Counsellors at Law
mbettencourt@goodwinprocter.com	Exchange Place
Boston, MA 02109
T: 617.570.1000
F: 617.523.1231
October 14, 2005

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-3561
Attention: Larry Spirgel

Re:	iRobot Corporation
Amendment No. 3 to Registration Statement on Form S-1
File No. 333-126907

Ladies and Gentlemen:
This letter is being furnished on behalf of iRobot Corporation (the “Company”) in response to comments contained in the letter dated October 12, 2005 (the “Letter”) from Larry Spirgel of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Colin M. Angle, Chief Executive Officer of the Company, with respect to Amendment No. 2 to the Company’s Registration Statement on Form S-1 (File No. 333-126907) (as amended, the “Registration Statement”). Amendment No. 3 to the Registration Statement (“Amendment No. 3”), including the prospectus contained therein, is being filed on behalf of the Company with the Commission as of the date hereof.
The responses and supplementary information set forth below have been organized in the same manner in which the Commission’s comments contained in the Letter were organized and all page references in the Company’s response are to Amendment No. 3 as marked. Copies of this letter and its attachments are being sent under separate cover to Ted Yu of the Commission. The Company respectfully requests that the Staff return to us all material supplementally provided by the Company once the Staff has completed its review.
1.	We have considered your response to prior comment 1 of our September 23, 2005 letter. The reasons for including “iRobot User Comments” in your prospectus are unclear, as the testimonials seem to be geared more for marketing your products than conveying balanced information about the company or the offering. Please delete this page, or revise it to provide balanced information about the company, its products or the offering.

To the extent you continue to include user comments, please provide us, with your next response letter, with consents from the quoted customers and end-users to being cited in the prospectus. Also tell us whether any of the quoted customers and end-users were paid for their testimonials or endorsements. If so, then disclose the fact that they were paid.
RESPONSE: The artwork contained in Amendment No. 3 has been revised in response to the Staff’s comment. The Company will supplementally provide the Staff via overnight courier a copy of such revised artwork.
Management’s Discussion and Analysis Critical Accounting Policies and Estimates Accounting for Stock Based Awards, page 34
2.	Regarding the stock option grants, we remind you to provide a discussion in the MD&A of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price.
RESPONSE: The prospectus contained in Amendment No. 3 has been revised on page 35 in response to the Staff’s comment. The Company supplementally advises the Staff that it currently expects to file a subsequent amendment to the Registration Statement on or about October 21, 2005, which will include the price range, the size of the offering (including the number of shares to be offered by the Company and each selling stockholder) and financial results for the nine months (and the fiscal quarter) ended October 1, 2005, and circulate preliminary prospectuses.
Note 10—Stock Option Plan, page F-18
3.	For each stock option grant date subsequent to July 2, 2005, please tell us the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any per option (the number of options may be aggregated by month or quarter and the information presented as weighted average per-share amounts).
RESPONSE: The Company supplementally provides the Staff with the following table, which summarizes the requested information for each stock option grant during the period from July 3, 2005 to October 1, 2005. During the period from July 3, 2005 to October 1, 2005, the Company issued stock options to purchase an aggregate of 293,475 shares of common stock of which 137,475 shares were granted with an exercise price of $5.66, 111,500 shares were granted with an exercise price of $14.54 and 44,500 shares with an exercise price of $16.32.

			Weighted	Weighted
			Average	Average		Deferred Stock
		# of Shares	Exercise	Reassessed	Intrinsic	Based
Grant Dates	Period	Granted	Price	Fair Value	Value	Compensation
7/3/05 – 10/1/05	Q3-05	293,475	$10.65017	$15.84385	$5.19368	$1,524,216

The Company supplementally advises the Staff that it will include the information contained in the table above in a subsequent amendment to the Registration Statement, which it currently expects to file on or about October 21, 2005.
In addition, in further response to comments 59, 60, 63 and 64 contained in the letter dated August 26, 2005 from Michelle M. Anderson of the Staff to Colin M. Angle, Chief Executive Officer of the Company, the Company supplementally advises the Staff as follows:
•	the shares of common stock offered for sale by the selling stockholders in this offering will have been received either upon conversion of preferred stock or exercise of stock options, or in connection with awards of restricted stock;

•	based upon information provided by the selling stockholders, the following selling stockholders are or may be broker-dealers or affiliates of broker-dealers: Robert Campbell (among other things, a former director of First Albany Companies Inc.); Chris Casey and Giovanna Casey (in the case of Mrs. Casey, an employee of, and registered representative with, MetLife Securities); Walter Fiederowicz (a director of First Albany Companies Inc.); First Albany Companies Inc. and related entities; Alan Goldberg (a director of First Albany Companies Inc.); Hugh Johnson (a director of First Albany Companies Inc.); Daniel Kilmurray (an employee of UBS Financial Services); and Kenneth Mabbs (an employee of a subsidiary of First Albany Companies Inc.).

•	the maximum number of potential participants in the directed share program is not currently expected to exceed 450;

•	the “business associates” and “other persons” who will be able to participate in the directed share program will include the Company’s customers and suppliers, a limited number of friends and family members of the Company’s directors and officers, and others with whom the Company has a close business relationship; and

•	broker-dealers registered with the NASD will be able to participate in the directed share program.
For your information, the prospectus contained in Amendment No. 3 has also been revised to respond to comment 55 contained in the August 26, 2005 letter referenced above.
If you require additional information, please telephone either Edward A. King at (617) 570-1346 or the undersigned at (617) 570-1091.

Sincerely,
/s/ Mark T. Bettencourt
Mark T. Bettencourt

cc:	Glen D. Weinstein, Esq.
Edward A. King, Esq.
Christopher Keenan, Esq.
Michael J. Berdik, Esq.
Omar White, Esq.

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